

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2021

Benjamin J. Zeskind, Ph.D.
Chief Executive Officer
Immuneering Corporation
245 Main Street, Second Floor
Cambridge, MA 02142

> **Re: Immuneering Corporation**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 26, 2021**
> **File No. 333-257791**

Dear Dr. Zeskind:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

Exhibits

1. Please revise Exhibit 5.1 to remove the assumption that the issuance of shares in this offering will not exceed the total number of shares of Class A common stock available under your certificate of incorporation. It is not appropriate for counsel to make an assumption that assumes a material fact underlying the opinion. Refer to Section II.B.3.a of Staff Legal Bulletin No. 19.

You may contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact Alan Campbell at 202-551-4224 or Ada D. Sarmento at 202-551-3798 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Nathan Ajiashvili, Esq.